Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-274574

Prospectus Supplement No. 1

(To Prospectus Dated October 3, 2023)

noco-noco Inc.

Up to 33,000,000 Ordinary Shares

Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-274574 This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated October 3, 2023 (as supplemented to date, the “Prospectus”), related to the offer and resale from time to time by the selling securityholder identified in the Prospectus of up to 33,000,000 Ordinary Shares, with the information contained in our Report on Form 6-K, furnished with the Securities and Exchange Commission on October 12, 2023 (the “Form 6-K”).

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Ordinary Shares and Warrants are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbols “NCNC” and “NCNCW,” respectively. On October 11, 2023, the closing price for our Ordinary Shares on Nasdaq was $0.84 per share. On October 11, 2023, the closing price for our Warrants on Nasdaq was $0.0202 per unit.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described in the section titled “Risk Factors” beginning on page 10 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is accurate, adequate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 12, 2023.

Payoff Letter

On October 10, 2023, PubCo, PNAC, Prime Number Capital LLC (“PNCPS”) and WestPark Capital, Inc. (“WestPark”) entered into a payoff letter agreement (the “Payoff Letter”), in connection with: (i) the engagement letter entered into by and among PNAC, PNCPS and WestPark as of October 25, 2022 (the “Financial Advisory Engagement”), (ii) the engagement letter entered into by and between PNAC and PNCPS as of October 25, 2022 (as amended by an amendment dated January 31, 2023 setting forth the compensation therefor, the “Business Combination Advisory Engagement”) and (iii) the placement agent agreement entered into by and between PNAC and PNCPS as of April 30, 2023 (the “Placement Agent Agreement,” together with Financial Advisory Engagement and Business Combination Advisory Engagement, the “Prime Agreements”).

Pursuant to the Payoff Letter, PubCo would undertake certain amounts and obligations to PNCPS and WestPark (the “Payoff Amount”) under the Prime Agreements in connection with and as a result of the business combination between noco-noco Pte. Ltd. and PNAC on August 25, 2023 (the “Business Combination”). Each of PNCPS and WestPark agreed to equitize the entire Payoff Amount by subscribing for (including having its designated person subscribe for) such number of PubCo’s ordinary shares (the “Payoff Shares”) among others under the Payoff Letter. Upon the execution and delivery of the Payoff Letter, the Prime Agreements were terminated automatically without further force and effect and any claims thereunder should be released.